

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 11, 2017

<u>Via E-mail</u>
Mr. Edward J. Fitzpatrick
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

> **Re: Genpact Limited**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-33626**

Dear Mr. Fitzpatrick:

We have reviewed your May 1, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Item 1A. Risk Factors</u>

<u>Tax Matters may have an adverse effect on our operations, effective tax rate and financial condition, page 17</u>

1.   We have considered your response to our prior comment. Please clarify for us how you have applied the guidance in ASC Topic 740-10-50-15 with respect to the assessment orders issued by the Government of India.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities